SU Group Holdings Limited

7th Floor, The Rays

No. 71 Hung To Road, Kwun Tong

Kowloon, Hong Kong

December 29, 2025

Via EDGAR United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	SU Group Holdings Limited - Withdrawal of Acceleration Request Registration Statement on Form F-1, As Amended

Initially Filed on November 28, 2025

File No. 333-291851

Ladies and Gentlemen:

Reference is made to (i) Registration Statement on Form F-1 (File No. 333-291851), as amended (the “Registration Statement”) of SU Group Holdings Limited (the “Company”) and (ii) our letter to you dated December 29, 2025 (the “Prior Acceleration Request”) in which we requested to accelerate the effective date of the Registration Statement to 4:30 p.m. (Eastern Time) on December 30, 2025.

Withdrawal of Acceleration Request

We are no longer requesting that the Registration Statement be declared effective at 4:30 p.m. (Eastern Time) on December 30, 2025, and we hereby formally withdraw our Prior Acceleration Request.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

SU Group Holdings Limited

/s/ Chan Ming Dave

Chan Ming Dave

Chief Executive Officer

cc:	Daniel D. Nauth, Nauth LPC